UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 1)

RULE 13E-3 TRANSACTION STATEMENT

(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

Canterbury Consulting Group, Inc.

 (Name of the Issuer)

Canterbury Consulting Group, Inc.

CCG Group, Inc.

Stanton M. Pikus

Kevin J. McAndrew

Jean Z. Pikus

Alan Manin

Frank Cappiello

Patricia Bednarik

Daniel Kenyon

Thomas Spurlock

The Matthew Zane Pikus Trust

Marlene LaMont Levy

Richard Molinsky

Richard Zwerlein

Aaron Alter

Mathews & Associates, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

138108-402

 (CUSIP Number of Class of Securities)

Stanton M. Pikus

352 Stokes Road, Suite 200

Medford, New Jersey 08055

(609) 953-0044

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of Person(s) Filing Statement)

This statement is filed in connection with (check the appropriate box):

☒

a.

The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐

b.

The filing of a registration statement under the Securities Act of 1933.

☐

c.

A tender offer.

☐

d.

None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:    ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction valuation (*)	Amount of filing fee
$561,223	$52

*

The filing fee was determined based upon the product of (a) the estimated 1,403,056 shares of common stock proposed to be acquired from shareholders in the merger to which this Schedule 13E-3 relates and (b) the merger consideration of $0.40 per share of common stock (the “Total Consideration”).  Pursuant to, and as provided by, Rule 0-11(b) of the Act, the amount required to be paid with the filing of this Schedule 13E-3 equals .000092 of the Total Consideration.

☒

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $52

Form or Registration No.:  Schedule 14A (preliminary proxy statement)

Filing Party:  Canterbury Consulting Group, Inc.

Date Filed:  November 24, 2004

INTRODUCTION

This Amendment No. 1 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”) is being filed by Canterbury Consulting Group, Inc. (“Canterbury”), the senior management of Canterbury, CCG Group, Inc. (“CCG”) and the shareholders of CCG who are shareholders of Canterbury (collectively, the “Filing Persons”) in connection with the proposed merger of CCG with and into Canterbury Consulting Group, Inc. (the “Merger”), with Canterbury being the surviving corporation to the Merger. The Merger will be effectuated pursuant to an Agreement and Plan of Merger, dated as of November 18, 2004, between Canterbury and CCG, as it may be amended from time to time.  CCG and its shareholders beneficially own approximately 52.7% of Canterbury’s common stock and, as a result, may be deemed to be affiliates of Canterbury.

Subject to the terms of the merger agreement, (i) each share of Canterbury’s common stock, par value $.001 per share, held by a shareholder who, as of the effective date of the Merger, is not CCG or an affiliate or shareholder of CCG will be converted into the right to receive $0.40 in cash from CCG, and (ii) each share of Canterbury held by a shareholder who, as of the effective date of the Merger, is CCG or an affiliate or shareholder of CCG will not be effected by the Merger and will remain a validly issued and outstanding share of Canterbury common stock after the Merger.

This Amendment No. 1 to the Schedule 13E-3 is being filed with the Securities and Exchange Commission with a revised preliminary proxy statement filed by Canterbury pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), pursuant to which the holders of the common stock will be given notice of a special meeting of shareholders of Canterbury at which such holders will be asked to approve the Merger and the merger agreement, and to transact any other business properly brought before the special meeting. The following cross reference sheet is being supplied pursuant to General Instruction F to Schedule 13E-3 and included in this Amendment No. 1 to Schedule 13E-3. A copy of the merger agreement is attached as Annex A to the revised preliminary proxy statement filed by Canterbury contemporaneously herewith (including all annexes thereto, the “Preliminary Proxy Statement”). The Preliminary Proxy Statement is attached hereto as Exhibit (a).

The information contained in the Preliminary Proxy Statement is hereby expressly incorporated herein by reference and the responses to each item are qualified in their entirety by reference to the information contained in the Preliminary Proxy Statement. As of the date hereof, the Preliminary Proxy Statement is in preliminary form and is subject to completion or amendment. This Schedule 13E-3 will be amended to reflect such completion or amendment of the Preliminary Proxy Statement.

All parenthetical references under the various Items contained in this Schedule 13E-3 are references to the corresponding Items contained in Regulation M-A under the Exchange Act.

ITEM 1.

SUMMARY TERM SHEET

The information set forth in the Preliminary Proxy Statement under “Summary of the Transaction” is incorporated herein by reference.

ITEM 2.

SUBJECT COMPANY INFORMATION.

(a)

The name of the subject company is Canterbury Consulting Group, Inc.  The address of the principal executive offices of Canterbury is 352 Stokes Road, Suite 200, Medford, NJ  08055 (telephone number 609-953-0044).  The information set forth in the Preliminary Proxy Statement under “Certain Information Concerning Canterbury” is incorporated herein by reference.

(b)

The information set forth in the Preliminary Proxy Statement under “Special Meeting – Record Date” is incorporated herein by reference.

(c-d)

The information set forth in the Preliminary Proxy Statement under “Certain Information Concerning Canterbury – Market Price for Common Stock” is incorporated herein by reference.

(e)

Not applicable.

(f)

The information set forth in the Preliminary Proxy Statement under “Certain Information Concerning CCG and its Affiliates” is incorporated herein by reference.

ITEM 3.

IDENTITY AND BACKGROUND OF FILING PERSON.

(a-c)

The information set forth in the Preliminary Proxy Statement under “Certain Information Concerning CCG and its Affiliates” is incorporated herein by reference.

ITEM 4.

TERMS OF THE TRANSACTION.

(a)

The following information is incorporated by reference from the Preliminary Proxy Statement:  “Summary of the Transaction”  “Special Factors – Background of the Transaction,” “Special Factors – Purposes and Reasons for the Transaction,” “Special Meeting – Vote Required for Approval,” “The Merger Agreement – The Merger,” “The Merger Agreement – The Merger Consideration” and “Certain United States Income Tax Consequences.”

(c)

The information set forth in the Preliminary Proxy Statement under “Summary of the Transaction,” “The Merger Agreement – The Merger” and “The Merger Agreement – The Merger Consideration” is incorporated herein by reference.

(d)

The information set forth in the Preliminary Proxy Statement under “Summary of the Transaction,” “Special Factors –  Dissenters’ Rights” and “Special Factors – Dissenters’ Rights Procedures” is incorporated herein by reference.

(e)

None.

(f)

Not applicable.

ITEM 5.

PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a)

The information set forth in the Preliminary Proxy Statement under “Relationships and Certain Related Party Transactions – Employment Agreements” and “Relationships and Certain Related Party Transactions – Salary Continuation Agreements” is incorporated herein by reference.

(b)-(c)

The information set forth in the Preliminary Proxy Statement under “Special Factors – Background of the Transaction,” “Relationships and Certain Related Party Transactions – Employment Agreements,” “Relationships and Certain Related Party Transactions – Salary Continuation Agreements” and “Annex D – Item 10.  Directors And Executive Officers of the Registrant” is incorporated herein by reference.

(e)

None.

ITEM 6.

PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(b)

The following information is incorporated by reference from the Preliminary Proxy Statement: “The Merger Agreement – The Merger” and “The Merger Agreement – The Merger Consideration.”

(c)

Each Filing Person states that the Merger is intended to make Canterbury’s common stock eligible for termination of registration under Section 12(g)(4) of the Act and to suspend Canterbury’s obligation to file reports under Section 15(d) of the Act.  Each Filing Person further states that, except as described in the Preliminary Proxy Statement, there are no plans, proposals or negotiations that relate to or would result in:

(1)

Any extraordinary transaction, such as a merger, reorganization or liquidation, involving Canterbury or any of its subsidiaries, except for the Merger;

(2)

Any purchase, sale or transfer of a material amount of assets of Canterbury or any of its subsidiaries, except for the Merger;

(3)

Any material change in the present dividend rate or policy, or indebtedness or capitalization of Canterbury;

(4)

Any change in the present board of directors or management of Canterbury, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer;

(5)

Any other material change in Canterbury’s corporate structure or business;

(6)

Any class of equity securities of Canterbury to be delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotations system operated by a national securities association;

ITEM 7.

PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

(a)

The information set forth in the Proxy Statement under “Summary Term Sheet,” “Special Factors—Background of the Transaction,” and “Special Factors—Purpose and Reasons for the Transaction” is incorporated herein by reference.

(b)

The information set forth in the Proxy Statement under “Special Factors—Background of the Transaction” is incorporated herein by reference.

(c)

The information set forth in the Proxy Statement under “Summary Term Sheet,” “Special Factors—Background of the Transaction,” and “Special Factors—Purpose and Reasons for the Transaction” is incorporated herein by reference.

(d)

The information set forth in the Proxy Statement under “Special Factors—Certain Effects of the Transaction,” “Special Factors—Effect of the Transaction on Shareholders” and “Certain United States Income Tax Consequences” is incorporated herein by reference.

ITEM 8.

FAIRNESS OF THE TRANSACTION.

(a)-(e)

The information set forth in the Proxy Statement under “Summary Term Sheet,” “Special Factors—Background of the Transaction,” “Special Factors—Purpose and Reason for the Transaction,” “Special Factors—Recommendation of the Board of Directors; Fairness of the Transaction” and “Special Factors—Opinion of the Financial Advisor” is incorporated herein by reference.

(f)

None.

ITEM 9.

REPORTS, OPINIONS, APPRAISALS, AND CERTAIN NEGOTIATIONS

(a)-(b)    The information set forth in the Proxy Statement under “Special Factors—Background of the Transaction,” “Special Factors—Recommendation of the Board of Directors; Fairness of the Transaction Proposal,” and “Special Factors—Opinion of the Financial Advisor” is incorporated herein by reference.

(c)

The information set forth in the Proxy Statement under “Special Factors—Opinion of the Financial Advisor” is incorporated herein by reference.

ITEM 10.

SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

(a)

The information set forth in the Preliminary Proxy Statement under “Special Factors – Source of Funds” is incorporated herein by reference.

(b)

None.

(c)

The information set forth in the Preliminary Proxy Statement under “Special Factors – Fees and Expenses” is incorporated herein by reference.

(d)

None.

ITEM 11.

INTERESTS IN SECURITIES OF THE SUBJECT COMPANY.

(a-b)

The information set forth in the Preliminary Proxy Statement under “Certain Information Concerning Canterbury – Share Ownership” and “Certain Information Concerning Canterbury – Recent Transactions” is incorporated herein by reference.

ITEM 12.

THE SOLICITATION OR RECOMMENDATION.

(d)-(e)

The information set forth in the Proxy Statement under “Special Factors—Recommendation of the Board of Directors; Fairness of the Transaction” is incorporated herein by reference.

ITEM 13.

FINANCIAL INFORMATION.

(a)

The audited financial statements and unaudited interim financial statements are incorporated in the Preliminary Proxy Statement from Canterbury’s Annual Report on Form 10-K for the year ended November 30, 2003 and Quarterly Report on Form 10-Q for the quarter ended August 31, 2004. The information in the Preliminary Proxy Statement referred to Annexes C and D to the Preliminary Proxy Statement are incorporated herein by reference.

Canterbury does not calculate a ratio of earnings to fixed charges in its regularly prepared financial statements.

Tangible book value per share as of November 30, 2004 is $2.61.

(b)

The presentation of pro forma information is not material.

ITEM 14.

PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

(a)-(b)

The information set forth in the Preliminary Proxy Statement under “The Special Meeting – Solicitation of Proxies” is incorporated herein by reference.

ITEM 15.

ADDITIONAL INFORMATION.

The information contained in the Proxy Statement, including all appendices attached thereto, is incorporated herein by reference.

ITEM 16.

MATERIAL TO BE FILED AS EXHIBITS.

(a)

Revised Preliminary Proxy Statement on Schedule 14A of Canterbury, as filed with the Securities and Exchange Commission on January 24, 2004.

(b)

None.

(c)(1)

Opinion of vFinance Investments, Inc. dated November 8, 2004 (included as Annex B to Canterbury’s Proxy Statement filed as part of the Schedule 14A included as Exhibit (a) to this Schedule 13E-3).

(c)(2)

None.

(d)

Agreement and Plan of Merger dated as of November 18, 2004, by and between Canterbury and CCG Group, Inc. (included as Annex A to Canterbury’s Proxy Statement filed as part of the Schedule 14A included as Exhibit (a) to this Schedule 13E-3).

(e)

Not applicable.

(f)

Summary of Dissenters’ Rights (included as Annex E to Canterbury’s Proxy Statement filed as part of the Schedule 14A included as Exhibit (a) to this Schedule 13E-3).

(g)

None.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

     Canterbury Consulting Group, Inc.

By: /s/ Kevin J. McAndrew

Kevin J. McAndrew

President and Chief Executive Officer

CCG Group, Inc.

By: /s/ Stanton M. Pikus

Stanton M. Pikus

Vice President

/s/ Stanton M. Pikus

Stanton M. Pikus

/s/ Kevin J. McAndrew

Kevin J. McAndrew

/s/ Jean Z. Pikus

Jean Z. Pikus

/s/ Alan Manin

Alan Manin

/s/ Frank Cappiello

Frank Cappiello

/s/ Patricia Bednarik

Patricia Bednarik

/s/ Daniel Kenyon

Daniel Kenyon

/s/ Thomas Spurlock

Thomas Spurlock

/s/ Jack Uris, Trustee

The Matthew Zane Pikus Trust

/s/ Marlene LaMont Levy

Marlene LaMont Levy

/s/ Richard Molinsky

Richard Molinsky

/s/ Richard Zwerlein

Richard Zwerlein

/s/ Aaron Alter

Aaron Alter

/s/ Bill Mathews

Mathews & Associates, Inc.

EXHIBIT INDEX

(a)

Revised Preliminary Proxy Statement on Schedule 14A of Canterbury, as filed with the Securities and Exchange Commission on January 24, 2004.